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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ April 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Press Release: April 17, 2008
2. Material Change Report: April 17, 2008

3. Press Release: April 21, 2008
4. Material Change Report: April 21, 2008

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                              Yes ___   No <u>xxx</u>



April 17, 2008

Pediment Exploration Ltd. (PEZ.V - PEZFF OTCBB) reports that after 20 years serving as a director and/or officer for the Company and its predecessors, Brad Aelicks has resigned as a director of Pediment Exploration. The Company would like to thank Mr. Aelicks for his contributions and dedication to Pediment Exploration Ltd.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD
Vancouver, British Columbia

We Seek Safe Harbour.
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3
Material Change Report

Item 1:   **Name and Address of Company**

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(the "Company")

Item 2   **Date of Material Change**

April 17, 2008

Item 3   **News Release**

The news release was disseminated on April 17, 2008 by way of Stockwatch.

Item 4   **Summary of Material Change**

The Company announces a change in its Board of Directors.

Item 5 Full Description of Material Change

5.1   **Full Description of Material Change**

Pediment Exploration Ltd. (PEZ.V - PEZFF OTCBB) reports that after 20 years serving as a director and/or officer for the Company and its predecessors, Brad Aelicks has resigned as a director of Pediment Exploration. The Company would like to thank Mr. Aelicks for his contributions and dedication to Pediment Exploration Ltd.

5.2   **Disclosure for Restructuring Transactions**

Not applicable.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   **Date of Report**

April 17, 2008



April 21, 2008

Chester Millar Joins Pediment's Board of Directors

Pediment Exploration Ltd. (PEZ.V - PEZFF OTCBB) is very pleased to welcome Chester Millar to the Company's Board of Directors. Mr. Millar, a pioneer of heap leach gold production, began his career in the mining industry in the mid-1960's and is considered one of the mining industry's most successful company builders. He assisted in transforming Glamis Gold and Eldoraldo Gold from junior exploration companies into substantial gold producers with global operations. Mr. Millar served as Chairman of Glamis Limited from 1985 to 1998, Chairman of Eldorado Gold Corporation from 1992 to 1994, and Chairman of Alamos Gold Inc. from 1996 to 2003 and is currently also Chairman of Castle Gold Corp. He was also recently inducted into the Canadian Mining Hall of Fame. His experience, judgment and vast knowledge will be a strong asset to Pediment and its Shareholders.

Gary Freeman, the company's President commented "we are thrilled to have Mr. Millar join the Pediment Board. With our discoveries at the San Antonio project and the recent purchase of the La Colorada project, Pediment now has two development level projects with growing gold resources and production potential. Mr. Millar brings the type of experience that will help the Company maximize the value of these and other assets to the benefit of all its stakeholders."

Pediment Exploration Ltd. would also like to welcome Scott Kelly as Vice President of Finance for the Company. Mr. Kelly has an accounting background that includes over 2 years experience with a Big 4 audit firm as well as over 5 years of working with publicly listed companies.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD
Vancouver, British Columbia

We Seek Safe Harbour.
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3
Material Change Report

Item 1:   **Name and Address of Company**

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(the "Company")

Item 2   **Date of Material Change**

April 21, 2008

Item 3   **News Release**

The news release was disseminated on April 21, 2008 by way of Stockwatch.

Item 4   **Summary of Material Change**

The Company announces a change in its Board of Directors.

Item 5 Full Description of Material Change

5.2   **Full Description of Material Change**

The Company is pleased to welcome Chester Millar to the Company's Board of Directors. Mr. Millar, a pioneer of heap leach gold production, began his career in the mining industry in the mid-1960's and is considered one of the mining industry's most successful company builders. He assisted in transforming Glamis Gold and Eldoraldo Gold from junior exploration companies into substantial gold producers with global operations. Mr. Millar served as Chairman of Glamis Limited from 1985 to 1998, Chairman of Eldorado Gold Corporation from 1992 to 1994, and Chairman of Alamos Gold Inc. from 1996 to 2003 and is currently also Chairman of Castle Gold Corp. He was also recently inducted into the Canadian Mining Hall of Fame. His experience, judgment and vast knowledge will be a strong asset to Pediment and its Shareholders.

Gary Freeman, the company's President commented "we are thrilled to have Mr. Millar join the Pediment Board. With our discoveries at the San Antonio project and the recent purchase of the La Colorada project, Pediment now has two development level projects with growing gold resources and production potential. Mr. Millar brings the type of experience that will help the Company maximize the value of these and other assets to the benefit of all its stakeholders."

Pediment Exploration Ltd. would also like to welcome Scott Kelly as Vice President of Finance for the Company. Mr. Kelly has an accounting background that includes over 2 years experience with a Big 4 audit firm as well as over 5 years of working with publicly listed companies.

5.2   **Disclosure for Restructuring Transactions**

Not applicable.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   **Date of Report**

April 21, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)

Date: April 22, 2008   By /s/ Gary Freeman
                                 Gary Freeman, President/CEO/Director